The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

Telephone (212) 907-6457

Facsimile: (212) 208-4657

June 25, 2018

VIA EDGAR

United States Securities

    and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549
Attention: Ms. Suzanne Hayes

Re:	Adial Pharmaceuticals, Inc.

Registration Statement on Form S-1

Submitted June 11, 2018

CIK No. 0001513525

Dear Ms. Hayes:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to the comment the Company received from the staff (the “Staff”) of the Securities and Exchange Commission in its June 21, 2018 letter to the Company relating to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

Set forth below in bold is the comment the Company received from the Staff in its June 21, 2018 letter and immediately following the comment is the Company’s response to that comment.

1.	Tell us your consideration of ASC 730-10-55-2i in recognizing costs associated with the validation of a patent within Research and development expenses. In your response, tell us the amount you have recorded as Research and development expenses related to patent validation.

Response: The Company respectfully acknowledges the Staff’s comment. After giving consideration to ASC 730-10-55-2i, the Company has revised its classification of expenses related to patent validation from Research and development expenses to General and administrative expenses. This reclassification is reflected in Amendment No. 6 to the Registration Statement on Form S-1, submitted with this letter. The Company will also exclude such expenses, if any, from Research and development expense classification in future filings.

Expenses related to patent validation in the three months ended March 31, 2018 total $112,597. Such costs commenced in Quarter 1, 2018 and there were no expenses related to patent validation incurred or recorded for the years ended December 31, 2016 or 2017.

* * *

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	William B. Stilley
Chief Executive Officer of ADial Pharmaceuticals, Inc.
Joseph Truluck
Chief Financial Officer of ADial Pharmaceuticals, Inc.